CONSENT OF INDEPENDENT ACCOUNTANTS




We consent to the inclusion in Post-Effective Amendment No. 73 to the Registration Statement on Form N-1A (1933 Act File Number 33-8214) of Standish, Ayer & Wood Investment Trust: Standish Global Fixed Income Fund, Standish Small Capitalization Equity Fund, Standish Fixed Income Fund and Standish Equity Fund (the Funds) of our reports dated February 13, 1996, on our audits of the financial statements and financial highlights of the Funds, which reports are included in the Annual Reports to Shareholders for the year ended December 31, 1995 which are also included in this Registration Statement.

We also consent to the references to our Firm under the caption "The Funds Financial Highlights" in the Prospectus and under the caption "Independent Accountants" in the Statement of Additional Information of the Registration Statement.


COOPERS & LYBRAND L.L.P.

Boston, Massachusetts
March 22, 1996